Exhibit 99.1

Dominion Diamond Corporation Announces Appointment of New Chairman

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--April 13, 2016--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) announces that Mr. Robert Gannicott has retired as Chairman of Dominion Diamond Corporation and the Board is pleased to announce that Mr. Jim Gowans has been appointed as non-executive Chairman of the Board of Directors with immediate effect. Mr. Gannicott will remain as a director of the Company.

Mr. Gowans was appointed to the Board of Directors of the Company on January 13, 2016. He has extensive operational experience in most aspects of the mining industry, including exploration, major projects, operations and human resources as well as extensive leadership experience both in Canada and internationally. Mr. Gowans is currently President and Chief Executive Officer for Arizona Mining Inc. Prior to joining Arizona, Mr. Gowans held several senior roles with Barrick Gold Corporation before retiring at the end of 2015. He has held leadership roles for a number of major mining companies including, Managing Director of the Debswana Diamond Company in Botswana and Chief Executive Officer of DeBeers Canada Inc. where he was instrumental in building the company’s Canadian operations. He is a former Chair of the Mining Association of Canada (MAC), and is the Past-President of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

Brendan Bell, Chief Executive Officer, commented: “On behalf of the executive team, I welcome Jim to his role as Chairman and I look forward to working with him. Jim’s extensive knowledge of the global diamond industry and mining, coupled with his operating experience of working in Canada’s North will complement the management team as we continue to realize the full potential of Dominion’s world-class diamond assets.”

Dan Jarvis, Lead Independent Director, commented: “I would like to extend the Board's deep appreciation to Bob for his invaluable leadership and tireless contribution over the past twelve years as Chairman of Dominion. He has been instrumental in building this Company from a junior exploration company to the world’s third largest diamond producer and a true Canadian success story. We are pleased that with Bob remaining on the Board, he will continue to make a valuable contribution to the Company as it moves forward and the Company will continue to benefit from his extensive expertise.”

The Company is also pleased to announce that effective today, Mr. David Smith has been appointed as Chairman of the Audit Committee. Mr. Smith was appointed to the Board of Directors on February 22, 2016. He is a senior financial executive with more than 30 years of leadership experience including Chief Financial Officer of Finning International Inc. and executive roles in such organizations as Ballard Power Systems and Placer Dome.

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Mr. Richard Chetwode, +44 (0) 7720-970-762
Vice President, Corporate Development
rchetwode@ddcorp.ca
or
Ms. Kelley Stamm, (416) 205-4380
Manager, Investor Relations
kstamm@ddcorp.ca